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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 SpaceDev, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                  846241 10 7
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                                 (CUSIP Number)

            Stan Dubyn, SpaceDev 13855 Stowe Drive, Poway, CA. 92064
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 1, 2000
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No.  846241 10 7                 13D                     Page 2 of 5 Pages

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Charles H. Lloyd
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     USA
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               7.   Sole Voting Power
  NUMBER OF         none
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           25,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,000,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    50,000
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,050,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     7.5%
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14.  Type of Reporting Person (See Instructions)
     IN
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CUSIP No. 856241 10 7                  13D                     Page 3 of 5 Pages

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Item 1.  Security and Issuer.

SpaceDev, Inc. ("SpaceDev")
Common Stock, $0.0001 par value
13855 Stowe Drive
Poway, California 92064

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Item 2.  Identity and Background.

     (a) Charles H. Lloyd

     (b) 13855 Stowe Dr.  Poway, CA. 92064

     (c) Chief Financial Officer

     (d) N/A

     (e) N/A

     (f) U.S. Citizen

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Item 3.  Source and Amount of Funds or Other Consideration.

No funds were used in connection with the acquisition of options to purchase 1,200,000 shares of common stock of SpaceDev. The options were granted pursuant to Mr. Lloyd's employment agreement with SpaceDev and SpaceDev's 1999 Stock Option Plan. Options to purchase 1,000,000 shares were issued on a quarterly basis during Mr. Lloyd's first year of employment at exercise prices ranging from $1.23 and $1.44 per share. Options to purchase 200,000 shares were issued upon execution of Mr. Lloyd's employment agreement with an exercise price of $1.34 per share. Those options expired on December 31, 2000 without exercise.

Mr. Lloyd purchased 25,000 units of common stock and common stock purchase warrants at a per unit price of $1.00 per unit, for an aggregate purchase price of $25,000, in a private placement on December 4, 2000. The units were purchased with Mr. Lloyd's personal funds. No portion of the consideration was borrowed or otherwise obtained expressly for the purpose of acquiring the shares.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

Options to purchase an aggregate of 1,200,000 shares of common stock were granted to Mr. Lloyd pursuant to his employment agreement with SpaceDev. Mr. Lloyd acquired 25,000 shares and warrants to purchase an additional 25,000 shares in a private placement (200,000 of the options have expired as of December 31, 2000). See Item 3 for additional information. Mr. Lloyd's acquisition of each of these securities was for investment purposes only. Mr. Lloyd has no current plans to dispose of these securities.
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Lloyd holds 25,000 shares of SpaceDev common stock and a combination of derivative securities as follows: options to purchase 1,000,000 shares of common stock (1,000,000 of which are currently vested), and warrants to purchase 25,000 shares at an exercise price of $1.50 per share. The combined securities (including shares currently held and those which Mr. Lloyd has a right to acquire pursuant to the terms of the derivative securities) represent 7.5% of the outstanding shares of SpaceDev common stock as of January 31, 2000.

     (b) The power to vote and the power to dispose of such shares is as follows:

     Sole power to vote or direct the vote:   None (Mr. Lloyd does not have
                                              voting rights to shares
                                              represented by derivative
                                              securities.)

     Share power to vote or direct the vote:  25,000 shares held jointly with spouse.

     Sole power to dispose or direct the disposition:  1,000,000 (currently vested derivative
                                                       securities)
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CUSIP No. 856241 10 7                  13D                     Page 4 of 5 Pages


     Share power to dispose or direct the disposition: 50,000 (25,000 shares and warrants to purchase an
                                                       additional 25,000 shares
                                                       held jointly with spouse)

     (c) On December 4, 2000, Mr. Lloyd acquired 25,000 units of common stock and common stock purchase warrants in a private placement. Each unit consisted of one share of common stock and a warrant to purchase one additional share of common stock.

     (d) The units acquired by Mr. Lloyd on December 4, 2000 are held jointly with his spouse.

     (e)  N/A

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Options to purchase 1,200,000 shares of common stock were granted to Mr. Lloyd pursuant to his employment agreement with SpaceDev, Inc. dated November 1, 1999. Of those options, 1,000,000 were issued on a quarterly basis during Mr. Lloyd's first year of employment, with the last option granted on August 1, 2000. All of these options are currently vested. Options to purchase an additional 200,000 shares expired without exercise on December 31, 2000.

Mr. Lloyd acquired common stock purchase warrants to purchase 25,000 shares of common stock pursuant to his purchase of units in the private placement. (See
Item 3 for more information.) The warrant agreement provides that shares may be purchased at an exercise price of $1.50 per share at any time after the date of issuance. The warrant expires on the third-year anniversary of the date of issuance.
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Item 7.  Material to be Filed as Exhibits.

         99.1 Registration Statement on Form 10-SB, as amended (incorporated herein by reference to the Registration Statement on Form 10-SB, as amended, filed by SpaceDev with the Commission on January 18, 2000, SEC File No. 000-28947 (the "Form 10-SB")).

         99.2 Employment Agreement between Mr. Lloyd and SpaceDev dated November 1, 1999 (incorporated herein by reference to Exhibit
                  6.12 to the Form 10-SB).

         99.3 SpaceDev's 1999 Stock Option Plan (incorporated herein by reference to Exhibit 6.6 to the Form 10-SB).

         99.4 SpaceDev's Form of Non-qualified Stock Option Agreement (incorporated herein by reference to Exhibit 3.2 to the Form 10-SB).

         99.5 SpaceDev's Form of Incentive Stock Option (incorporated herein by reference to Exhibit 3.3 to the Form 10-SB).

         99.6     Warrant Agreement between Mr. Lloyd and SpaceDev dated
                  December 4, 2000.
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CUSIP No. 856241 10 7                  13D                     Page 5 of 5 Pages






                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  January 31, 2001
                                      ----------------------------------------
                                                       (Date)


                                                /S/ Charles H. Lloyd
                                      ----------------------------------------
                                                     (Signature)


                                      Charles H. Lloyd, Chief Financial Officer
                                      ----------------------------------------
                                                     (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).